CERTIFICATE

This certificate applies to the technical report entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to Timmins Gold Corp. on January 28, 2015, with an effective date as of May 7, 2012 (the “Technical Report”).

I, Brent C. Bailey, hereby certify that:

1.

I am a Civil Engineering Consultant specializing in environmental engineering, environmental policy and management, with an address of 6455 S. Yosemite St., Ste 900, Greenwood Village, CO 80111-4954, and I contributed to a report entitled "Preliminary Economic Assessment for Caballo Blanco Gold Heap Leach, Veracruz, Mexico".

2.	Qualifications

	a.	Education:

		i.	Masters of Environmental Policy and Management (M.E.P.M.), University of Denver

		ii.	M.S., Civil Engineering (Environmental), University of Utah

		iii.	B. S., Civil Engineering, University of Utah

b.	Professional registrations and affiliations:

	i.	Registered Professional Engineer – Colorado (No. 22867)

	ii.	National Registry of Environmental Professional, Certified Environmental Auditor (No. 9825)

c.	Experience:

	i.	Environmental Manager of an underground gold mining operation.

ii.

Consultant - prepared Plans of Operations, Spill Prevention Control and Countermeasure plans, emergency response plans, reclamation and closure plans and cost estimates for mining operations. Additionally, I have conducted environmental audits, International Cyanide Management Institute Cyanide Code audits, and environmental Due Diligence for potential property acquisitions.

iii.

Vice-president of Environmental and Governmental Affairs for a Canadian Gold Mining Company where my activities focused on permitting a mine in southern California and preparing a company environmental auditing program.

iv.

Director of Environmental Affairs with a Canadian Mining Corporation where I conducted mine permitting, prepared Plans of Operations, evaluated baseline study programs, conducted environmental audits and due diligence studies.

v.

I have provided approximately 30 years of environmental services to the mining industry. Approximately 35% of my time has been spent with gold mining operations. This experience includes permitting, evaluation of minerals processing operations, evaluation and development of waste treatment and disposal facilities, and preparation of reclamation and closure programs.

CERTIFICATE

3.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.

I am responsible for Section 20.0 and review of the Technical Report. More specifically, I have reviewed the environmental contributions of the report, Chapter 20.0 – Environmental Studies, Permitting and Social or Community Impact, and although I did not conduct the studies, I believe them to be fair and accurate. ERM was my employer at the time the studies were conducted and I reviewed the related documents. Representatives of ERM have visited the property and prepared the reports as required to accurately and fairly complete the work.

5.	I have not had prior involvement with the property that is the subject of the Technical Report.

6.	I am independent of Timmins Gold Corp. as described in section 1.5 of NI 43-101.

7.	I have read National Instrument 43-101 and Form 43-101F1, and Section 20 of the Technical Report has been prepared in compliance with that instrument and form.

8.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, Chapter 20 – Environmental Studies, Permitting and Social and Community of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th day of February, 2015.

Brent C. Bailey (Signed and Sealed)
Brent C. Bailey, Professional Engineer